SMGY
SMART ENERGY SOLUTIONS

210 West Parkway Suite #7 Pompton Plains, NJ, 07444
Telephone: 973-248-8008 Fax: 973-248-8088
sales@smgy.net www.smgy.net

Letter to Shareholders

August 6th, 2008

Dear Fellow Shareholder:

At the start of the year we outlined our expectations and goals through 2010. We took the strategic steps of identifying specific automotive segments we would target and began developing key relationships. As most of us are keenly aware, recent economic conditions have been difficult. In particular, the U.S. automotive market has been hard hit. Despite these strong headwinds, we continue to execute on our business plan and I want to update you on the progress that has been made thus far.

SMGY is a technology based business focused on energy management for vehicle Battery Systems. We have patented technology that protects today's vehicles and we have spent the last three years perfecting that technology, targeting our product design and customizing our features for the segments we serve. We have also been working to establish our distribution channels and in 2008 we have been focusing on finding strong partners with existing networks in each of these segments. The segments we have targeted and specific updates on where we stand follow.

Car Dealers Product features have been addressed, we have aligned ourselves with partners that have established dealer networks and our existing contracts require sales levels far in excess of the forecasted $1.2 million for 2008.

Bus & Truck Our 2008 goal was $.5 million and we are on target with our Heavy Duty product launch at the end of February 2008. The product has been well received with fleet managers for trucks, school bus, municipal and private bus operators. We also have products in testing with national fleets like Fed EX, Coke, U-Haul and First Student.

Fleet Our 2008 goal is $1.4 million. To date, we have made inroads for our standard fleet product with major suppliers of new police and emergency vehicles. The product is now on vehicles for the Homeland Security, FBI, Border Patrol, Forest Service, Marine Corp, State and local Police. We also have products in review with Alamo/Enterprise..

Retail Packaging, product features and pricing have all been addressed. The retail market has a $1.7 million target for 2008 and has been the hardest segment for SMGY and we are focusing on finding strong partners for the sales and product installation.

International We continue to expand our global sales relationships and are on plan to sell $.9 million globally in 2008 with current partners. With our major international markets in the UK, Canada & Mexico we have added strong

partners in Israel and Greece. We also have pending agreements with distributors in Australia, South Africa and Thailand.

Recently, we have focused additional resources on increasing our relationships with potential segment partners and we have added a new Master marketing and distribution partner for the retail channels, The Future Group. They are a national manufacturers representative group for the automotive industry. They offer the services of regional representation tailored to Smart Energy Solutions needs. With 43 regional sales representatives and a system of revenue sharing, SMGY will have the sales coverage in all marketing areas serviced by their accounts. We anticipate building a long term relationship to help distribute our products directly to automotive retail, jobbers and service centers nationwide.

With the current pressure on the automotive industry we have been asked to meet with several of the manufacturers on their vehicles battery issues and we are working with several of the OEM, (Original Equipment Manufacturer), aftermarket organizations to provide SMGY product for their current and future battery concerns.

Other exciting developments include the final stage of testing with the US Army Tactical Command. We are working to add an existing military supplier to our partner team to help SMGY move this technology into production over 2008-2009.

On the financial front, we have converted all of our debt to equity and reduced our cost structure. We have also worked out favorable terms with some of our key suppliers, reduced our carrying cost, shortened our lead time on electronic components and expanded our manufacturing line from 1 to 3 allowing us to catch up on a production backlog by the end of July.

Finally, we continue to believe in our superior technological advances. We have made dramatic strides in our technology over the last 6 months. With new technology being added to existing products and new technology under patent review, SMGY will move to expand our existing unique battery technology to a broader system of products that provide industry solutions for all gasoline, hybrid and electric vehicles.

SMGY will provide product and process solutions to:

- battery management
- enhance energy storage capabilities
- enhance routing of complex battery configurations
- processor capability for multiple energy generating systems, and
- protection to maximize the life of energy storage investment

As you can see, despite the backdrop of a tough and ever changing market we are nimble enough and proactive in nature to be able to execute on our business strategy. While it is difficult to predict when certain segments will improve over others, we are confident we are well positioned to take advantage of new opportunities and relationships. We encourage you to review our performance and expectations going forward and thank all our loyal shareholders.

Best regards,

Ed Braniff

Interim CEO

Smart Energy Solutions Inc.

This Letter to Shareholders contains forward-looking statements, particularly as related to, among other things, our business strategy. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to our ability to achieve our goals described above,failure to generate revenues, general economic conditions and other factors that are described in detail in the Quarterly and Annual Reports and other documents filed by Smart Energy Solutions, Inc. from time-to-time with the Securities and Exchange Commission. Statements made herein are as of the date of this Letter and should not be relied upon on any subsequent date.We caution readers not to place undue reliance on such statements. We does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.